EXHIBIT 99.1

North American Construction Group Ltd. Announces the Completion of Its Redemption of Its 5.5% Convertible Debentures Due June 30, 2028

ACHESON, Alberta, Feb. 28, 2025 (GLOBE NEWSWIRE) --  North American Construction Group Ltd. (“NACG” or “the Company”) (TSX:NOA/NYSE:NOA) is pleased to announce the completion of its redemption of its 5.5% Convertible Debentures due June 30, 2028 (the “Debentures”) on February 28, 2025 (the “Redemption Date”).

On January 29, 2025, the Company issued a notice of redemption to the holders of the Debentures to redeem all issued and outstanding Debentures at a redemption price equal to their principal amount, plus accrued and unpaid interest thereon up to, but excluding, the Redemption Date. Holders of the Debentures had the option to convert such Debentures into common shares of the Company (“Common Shares”) prior to the Redemption Date at a price of $24.23 per Common Share. $72,749,000 principal amount of Debentures were converted into Common Shares between January 29, 2025 and the Redemption Date. On the Redemption Date, Debentures in the principal amount of $1,357,000 were redeemed by the Company.

About the Company

NACG is one of Canada and Australia’s largest providers of heavy construction and mining services. For more than 70 years, NACG has provided services to the mining, resource, and infrastructure construction markets. For more information about North American Construction Group Ltd., visit www.nacg.ca.

For further information contact:
Jason Veenstra, CPA, CA
Chief Financial Officer
North American Construction Group Ltd.
(780) 948-2009
jveenstra@nacg.ca
www.nacg.ca